Exhibit 99.2

Form 51-102F3

Material Change Report

1.	Name and Address of Company

MAG Silver Corp.

Suite 770 - 800 West Pender Street

Vancouver, BC

V6C 2V6   Canada

2.	Date of Material Change

December 19, 2011

3.	News Release

MAG Silver Corp. (the “Company”) issued a news release dated December 19, 2011 (the “News Release”) relating to the material change.  The News Release was distributed through Marketwire and filed with the applicable securities regulatory authorities.

4.	Summary of Material Change

On December 19, 2011, the Company announced an independent updated Mineral Resource estimate for the Juanicipio Property completed by Roscoe Postle Associates Inc. (“RPA”) on behalf of MAG Silver Corp.  The updated RPA Mineral Resource estimate is based on drill results available as of August 5, 2011, and was prepared in parallel with the June 2011 estimate by Strathcona Mineral Services (“Strathcona”) recently completed on behalf of the Minera Juanicipio Joint Venture (“Joint Venture”) (see Press Release dated November 10, 2011).  The Company continues to commission its own Mineral Resource estimates to ensure the integrity of the resource estimates published on behalf of the Joint Venture.  A National Instrument (“NI”) 43-101 technical report documenting the mineral resource estimate will be filed on SEDAR within 45 days.

Indicated Mineral Resources are estimated by RPA to total 6.2 million tonnes of 728 g/t silver, 1.9 g/t gold, 1.9% lead, and 3.9% zinc at an NSR cut-off value of US$55.00 per tonne.  Total contained metals in the Indicated Resource are 146 million ounces of silver, 384,000 ounces of gold, 267 million pounds of lead, and 539 million pounds of zinc.

Indicated Mineral Resources according to RPA are higher by 18 million ounces of silver and 38,000 ounces of gold as compared to the June 2011 Strathcona estimate.

At the same cut-off value of US$55.00 per tonne, Inferred Mineral Resources are estimated by RPA to total 7.1 million tonnes of 373 g/t silver, 1.6 g/t gold, 1.5% lead, and 2.6% zinc.  The Inferred Resources are estimated to contain 85 million ounces of silver, 370,000 ounces of gold, 236 million pounds of lead, and 400 million pounds of zinc.

Inferred Mineral Resources according to RPA are higher by 14 million ounces of silver and 178,000 ounces of gold as compared to the June 2011 Strathcona estimate.

5.	Full Description of Material Change

For a full description of the material change, please see “Schedule A” below.  The press release may also be viewed on SEDAR at www.sedar.com .

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

Dan MacInnis
President and Chief Executive Officer

Telephone: (604) 630-1399
Facsimile: (604) 681-0894

9.	Date of Report

December 19, 2011

SCHEDULE A

MAG Silver Corp. For Immediate Release	December 19, 2011 NR#11-15

MAG SILVER ANNOUNCES ADDITIONAL SILVER AND GOLD IN UPDATED JUANICIPIO RESOURCE ESTIMATION BY ROSCOE POSTLE AND ASSOCIATES

Indicated Resources:  6.2 million tonnes containing 146 million ounces of silver grading 728 g/t silver
Inferred Resources:    7.1 million tonnes containing 85 million ounces of silver grading 373 g/t silver

Vancouver, B.C.  MAG Silver Corp. (TSX: MAG; NYSE-A: MVG) (“MAG” or the “Company”) announces an independent updated Mineral Resource estimate for the Juanicipio Property completed by Roscoe Postle Associates Inc. (“RPA”) on behalf of MAG.  The updated RPA Mineral Resource estimate is based on drill results available as of August 5, 2011, and was prepared in parallel with the June 2011 estimate by Strathcona Mineral Services (“Strathcona”) recently completed on behalf of the Minera Juanicipio Joint Venture (“Joint Venture”) (see Press Release dated November 10, 2011).  The Company continues to commission its own Mineral Resource estimates to ensure the integrity of the resource estimates published on behalf of the Joint Venture.

The Juanicipio property, located in the Fresnillo District, Zacatecas State, Mexico, is owned and operated by Minera Juanicipio S.A. de C.V., a Mexican incorporated joint venture company held 56% by Fresnillo plc and 44% by the Company.    A National Instrument 43-101 technical report documenting the Mineral Resource estimate will be filed on SEDAR within 45 days.

Highlights of the August 2011 RPA Estimate

The August 2011 RPA estimate indicates more contained silver and gold as compared to the June 2011 estimate by Strathcona.  The additional contained ounces are explained by RPA’s inclusion of several additional drill holes in the Juanicipio Vein, the addition of two extra zones (Stockwork and Hanging Wall Vein 1) and a different approach to the calculation of cut-off grade.  The RPA estimate uses a cut-off of US$55.00/tonne Net Smelter Return (“NSR”), which includes contained values for silver, gold and base metals.  The June 2011 Strathcona estimate uses 100 grams per tonne (g/t) contained silver as a cut-off grade.  Both approaches are industry acceptable; however the use of the 100 g/t silver cut off used by Strathcona excludes a measurable volume of gold-bearing and base metal rich mineralization lying deeper in the vein system.

Indicated Mineral Resources are estimated by RPA to total 6.2 million tonnes of 728 g/t silver, 1.9 g/t gold, 1.9% lead, and 3.9% zinc at an NSR cut-off value of US$55.00 per tonne.  Total contained metals in the Indicated Resource are 146 million ounces of silver, 384,000 ounces of gold, 267 million pounds of lead, and 539 million pounds of zinc.

Indicated Mineral Resources according to RPA are higher by 18 million ounces of silver and 38,000 ounces of gold as compared to the June 2011 Strathcona estimate.

At the same cut-off value of US$55.00 per tonne, Inferred Mineral Resources are estimated by RPA to total 7.1 million tonnes of 373 g/t silver, 1.6 g/t gold, 1.5% lead, and 2.6% zinc.  The Inferred Resources are estimated to contain 85 million ounces of silver, 370,000 ounces of gold, 236 million pounds of lead, and 400 million pounds of zinc.

Inferred Mineral Resources according to RPA are higher by 14 million ounces of silver and 178,000 ounces of gold as compared to the June 2011 Strathcona estimate.

Notwithstanding the RPA estimate, MAG continues to support, as agreed to by the Joint Venture, the use and inclusion of the Strathcona estimate for the pending updated preliminary economic assessment being undertaken by AMC Mining Consultants (Canada) Ltd.

Dan MacInnis, President and CEO of MAG stated, “The RPA estimate with its additional ounces of silver and gold continues to validate that through ongoing drilling and discovery there remains considerable upside in the project area.”

The Indicated Mineral Resources are located in the Valdecañas Main Vein, the Hanging Wall Vein #1, and for the first time the Footwall Vein #1.  The Inferred Mineral Resources are contained within the Valdecañas Main Vein, several hanging and footwall veins, a stock-work zone located within the Valdecañas structure and the Juanicipio Vein, located 1,100 metres to the south of the Valdecañas Vein.
Table 1 - August 5, 2011 RPA Estimate with June 1, 2011 Strathcona Resource Estimate for comparison

RPA August 2011* $US55 NSR Cut-Off	Tonnage M t	Ag g/t	Au g/t	Pb %	Zn %	Ag M oz	Au K oz	Pb M lb	Zn M lb
INDICATED
Valdecañas Main Vein	5.6	694	2.1	2.0	4.0	125	371	247	499
Footwall Vein	0.3	1,359	0.4	1.8	4.2	13	3.3	12	27
Hanging Wall Vein 1	0.3	755	0.8	1.1	1.9	8.2	9.2	8.4	14
Total Indicated	6.2	728	1.9	1.9	3.9	146	384	267	539
INFERRED							-
Valdecañas Main Vein	4.4	332	1.7	1.9	3.2	47	240	181	306
Footwall (Desprendido) Vein	0.7	456	0.8	1.0	1.3	11	18	16	21
Hanging Wall Vein 1	0.1	553	0.5	0.6	1.4	1.4	1.1	1.0	2.5
Footwall Vein 2	0.2	145	1.3	3.2	4.9	0.8	7.3	12	18
Stockwork Zone	0.6	44	1.3	0.6	1.5	0.9	27	8.4	20
Juanicipio Vein	1.1	693	2.2	0.7	1.3	24	77	17	32
Total Inferred	7.1	373	1.6	1.5	2.6	85	370	236	400

Strathcona June 2011 100 g/t Silver Cut Off	Tonnage M t	Ag g/t	Au g/t	Pb %	Zn %	Ag M oz	Au K oz	Pb M lb	Zn M lb
INDICATED
Valdecañas Main Vein	5.7	702	1.9	2.2	4.2	128	346	268	521
Total Indicated	5.7	702	1.9	2.2	4.2	128	346	268	521
INFERRED							-
Valdecañas Main Vein	2.0	459	2.0	1.6	3.1	30	129	71	137
Footwall (Desprendido) Vein	1.8	540	0.9	1.8	3.2	31	52	71	127
Juanicipio Vein	0.5	638	0.8	0.9	1.7	10	13	10	19
Total Inferred	4.3	513	1.4	1.6	3.0	71	192	152	280

       *Parameters and definitions for the RPA estimation
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at an incremental NSR cut-off value of US$55 per tonne.
3.	Mineral Resources are estimated using an metal prices of US$19.25/oz Ag, US$1,100/oz Au, US$0.93/lb Pb and US$0.88/lb Zn, and metal recoveries of 95% for Ag, 88% for Au, 94% for Pb, and 87% for Zn.
4.	A minimum mining width of 1.5 metres was used.
5.	Numbers may not add due to rounding.

Resource Estimation Details
The Juanicipio drill hole database includes 131 diamond core holes totaling 108,509 metres drilled prior to August 5, 2011.  A set of cross sections and plan views were interpreted to construct three-dimensional wireframe models of the mineralized veins using the descriptive logs, a minimum NSR value of approximately US$55 per tonne, and a minimum thickness of 1.5 metres. Prior to compositing to two metre lengths, high grades were cut to 6,000 g/t silver, 16 g/t gold, and 15% for both lead and zinc.  Grades were estimated using inverse distance cubed (ID3).  Classification into the Indicated and Inferred categories was guided by the drill hole spacing and the apparent continuity of the mineralized zones.

Qualified Person – Resource: The Mineral Resources for the Juanicipio Property disclosed in this press release have been estimated by Mr. David Ross, P.Geo., an employee of RPA and independent of MAG.  By virtue of his education and relevant experience Mr. Ross is a "Qualified Person" for the purpose of National Instrument 43-101.  The Mineral Resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, (November 2010).  Mr. Ross, P.Geo. has read and approved the contents of this press release as it pertains to the disclosed Mineral Resource estimate.

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

About MAG Silver Corp.
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry.  MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are jointly developing the Valdecañas Deposit on the Juanicipio Joint Venture in Zacatecas State.  MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on the NYSE Amex under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

“Dan MacInnis”
CEO & Director

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.
This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources
This press release uses the term "Indicated Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov.